

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 23, 2021

Ronen Tsimerman
Chief Financial Officer
IceCure Medical Ltd.
10 W Prospect Street, Suite 40
Nanuet, NY 10954

> **Re: IceCure Medical Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted November 16, 2021**
> **CIK No. 0001584371**

Dear Mr. Tsimerman:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Oded Har-Even